UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated February 5, 2013, announcing the Company's financial results for the quarter ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: February 7, 2013	Name: Inger M. Klemp
Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

●
Knightsbridge reports a net loss of $0.3 million and a loss per share of $0.01 for the fourth quarter of 2012. Excluding the results from discontinued operations, the Company reports net income of $1.3 million and earnings per share of $0.05 for the fourth quarter.

●	Knightsbridge reports EBITDA from continuing operations of $5.1 million and EBITDA from continuing operations per share of $0.21 for the fourth quarter of 2012.
●	Knightsbridge announces a cash distribution of $0.175 per share for the fourth quarter of 2012.
●
Knightsbridge reports a net loss of $53.4 million and a loss per share of $2.19 for the year ended December 31, 2012. Excluding the results from discontinued operations, the Company reports net income of $5.9 million and earnings per share of $0.24 for 2012.

●	Knightsbridge reports total cash at December 31, 2012 of $94.3 million.
●	The VLCC Kensington was sold and delivered in December 2012.
●	The Capesize vessel, Golden Future, was redelivered from its time charter in January 2013.

PRELIMINARY FOURTH QUARTER AND FULL YEAR 2012 RESULTS

The Company reports net income from continuing operations (i.e. the Capesize vessels) of $1.3 million and earnings per share from continuing operations of $0.05 for the fourth quarter compared with net income from continuing operations of $1.7 million and earnings per share from continuing operations of $0.07 for the preceding quarter.  The average daily time charter equivalent ("TCE") earned by the Company's Capesize vessels in the fourth quarter was $22,700 compared with $22,800 in the preceding quarter. In February 2013, the Company has an average cash breakeven rate for its Capesize vessels of $8,600 per vessel per day.

Following the sale of three VLCCs and the balance sheet classification of the fourth as 'held for sale', the results of the four VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. The Company reports a net loss from discontinued operations of $1.6 million and a loss per share from discontinued operations of $0.06 for the fourth quarter compared with a net loss from discontinued operations of $58.7 million and a loss per share from discontinued operations of $2.40 for the preceding quarter. The decrease in the loss from discontinued operations is primarily attributable to the impairment loss of $41.6 million and the loss on sale of a vessel of $12.7 million that were recorded in the third quarter. The average daily time charter equivalents earned by the Company's VLCCs, excluding bareboat charters in the fourth quarter was $9,200 compared with $1,100 in the preceding quarter.

Cash and cash equivalents increased by $11.7 million in the quarter. The Company generated cash from operating activities of $1.9 million, received $40.3 million from the sale of vessels, used $26.2 million to repay loan facilities and paid $4.3 million in distributions to shareholders.

The Company reports net income from continuing operations of $5.9 million and earnings per share from continuing operations of $0.24 for the year ended December 31, 2012 compared with net income from continuing operations of $27.1 million and earnings per share from continuing operations of $1.11 for the year ended December 31, 2011.  The decrease in net income from continuing operations is primarily attributable to a decrease in Capesize vessel earnings caused by charter cancellations during the year.

The Company reports a net loss from discontinued operations of $59.3 million and a loss per share from discontinued operations of $2.43 for the year ended December 31, 2012 compared with net income from discontinued operations of $5.6 million and earnings per share from discontinued operations of $0.23 for the year ended December 31, 2011. The decrease in earnings from discontinued operations is primarily attributable to the impairment loss of $41.6 million, the full year loss on sale of vessels of $13.1 million and reduced earnings from the VLCCs, which were due in part to loss provisions for unpaid charter hire. The average daily TCEs for the Company's VLCCs, excluding bareboat charters for the year ended December 31, 2012, was $13,700 compared with $28,500 in the previous year.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2012 was WS 42.8, representing an increase of approximately WS 7 points from the third quarter of 2012 and a decrease of approximately WS 15 points from the fourth quarter of 2011. Present market indications are approximately $8,000 per day in the first quarter of 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2012 compared to $650/mt in the third quarter of 2012. Bunker prices varied between a low of $593/mt on November 5th and a high of $655/mt on October 1st.

The International Energy Agency's ("IEA") January 2013 report stated an OPEC oil production, including Iraq, of 30.9 million barrels per day (mb/d) in the fourth quarter. This was a decrease of 0.45 mb/d compared to the third quarter of 2012, due to lower Saudi Arabian production in November and December.

The IEA estimates that world oil demand averaged 91.2 mb/d in the fourth quarter of 2012, which is an increase of 1.2mb/d compared to previous quarter and the IEA estimates that world oil demand averaged approximately 89.8 mb/d in 2012, representing an increase of 1.0 percent or 0.9 mb/d from 2011. 2013 demand is expected to be 90.5 mb/d.

The VLCC fleet totalled 622 vessels at the end of the fourth quarter of 2012, up from 617 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter, six were removed. The order book counted 81 vessels at the end of the fourth quarter, down from 91 orders from the previous quarter. The current order book represents approximately 13 percent of the VLCC fleet. According to Fearnleys, the single hull fleet is 17 vessels, five less than last quarter.

THE DRY BULK MARKET

The global economy was under pressure during 2012 and the International Monetary Fund again lowered its forecast. In particular the Eurozone is struggling with high unemployment and negative growth in some of the worst hit countries. The United States has shown certain signs of recovery and also China released encouraging economic data at the end of 2012.

Dry bulk transportation increased by around seven percent in 2012, however, due to the high number of new vessels entering the market, fleet utilization decreased. Given a net fleet growth of approximately 11 percent, the estimated utilization of the dry bulk fleet was on average 83 percent in 2012. Consequently spot earnings were low. The capesize and panamax segments both earned on average approximately $7,650 per day according to The Baltic Exchange. The weak spot market and long term time charter market resulted in lower asset values throughout the year. By the end of the year a five year old capesize was valued at approximately $30 million while a similar aged panamax was worth approximately $20 million.

Around 220 capesizes and 375 panamaxes were delivered in 2012, still this was 30 percent lower than the official order book at the beginning of the year. At the same time approximately 90 capesizes and 135 panamaxes were sold for scrap. For the dry bulk fleet as a whole 35 million dwt were scrapped against 95 million dwt of deliveries.

Deliveries of new vessels will decrease sharply over the next 24 months. With the same delivery ratio we have experienced over the last three years approximately 60 million dwt should be delivered this year, while the order book for 2014 is 25 million dwt for the entire dry bulk sector. The low spot market presently experienced and relatively high scrap prices should encourage more scrapping. Most forecasters are expecting scrapping to remain at similar levels as last year and consequently net fleet growth could be as low as five percent during 2013.

The steel industry and energy coal for utilities are accounting for almost 70 percent of dry bulk transportation. For several years the importance of increased steel production and energy consumption in China and the increased dependence of this country for the dry bulk market have been well known. Also in 2012 iron ore and coal imports showed a remarkable growth. Iron ore increased by around eight percent while coal imports increased by almost 30 percent year on year. This was in spite of a much slower growth in steel and energy consumption (2 percent and 3.4 percent respectively)

There are a few factors which make most analysts fairly optimistic for dry bulk demand growth going forward. Quality of Chinese domestic iron ore production is on a steady declining trend. Since 2007 China has invested roughly $85 billion in iron ore mining. Over the same period investments per effective ton iron ore produced has increased from $15 per ton in 2007 to $60 per ton in 2012. Adjusting for falling Fe content, effective iron ore production in 2012 is broadly at the same level as in 2007. Even in a modest steel growth scenario for China most forecasters believe in a continued strong growth in iron ore imports.

THE FLEET

The Company's fleet consists of four Capesize vessels and one VLCC. The Golden Future was redelivered from its time charter on January 4, 2013. The vessel then commenced a time charter for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate. The Battersea is employed on a short term time charter and expected to be redelivered in the second quarter of 2013. The Belgravia is employed on a long term time charter with expiry in the third quarter of 2014. The Golden Zhejiang is employed in the spot market.

The VLCC Mayfair is currently being marketed for sale and is classified as 'vessel held for sale' in the December 31, 2012 balance sheet.

CORPORATE

On January 24, 2013, the Board granted a total of 94,476 restricted stock units (RSUs) pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over three years at a rate of one third of the number of RSUs granted on each anniversary of the date of grant.

24,437,000 ordinary shares were outstanding as of December 31, 2012, and the weighted average number of shares outstanding for the quarter was 24,437,000.

The Board has decided to declare a cash distribution of $0.175 per share. The record date is February 20, 2013, the ex cash distribution date is February 15, 2013 and the cash distribution will be paid on or around March 6, 2013.

OUTLOOK

Knightsbridge is currently well positioned in the market place with a modern bulk fleet and financial flexibility.

Asset prices within certain shipping segments are currently at historically low levels and the Company continues to look into acquisition opportunities in the drybulk segment where the risk / reward ratios look attractive. The recent sale of VLCCs is a part of the Company's intention to renew and grow the fleet.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
February 5, 2013

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2011 Oct-Dec	2012 Oct-Dec	INCOME STATEMENT (in thousands of $)	2012 Jan-Dec	2011 Jan-Dec

13,898	8,608	Operating revenues	37,315	55,497

		Operating expenses
484	240	Voyage expenses	4,323	2,020
2,029	2,069	Ship operating expenses	7,608	7,830
942	1,206	Administrative expenses	4,259	3,528
2,792	2,795	Depreciation	11,117	11,079
6,247	6,310	Total operating expenses	27,307	24,457
7,651	2,298	Net operating income	10,008	31,040

		Other income (expenses)
7	49	Interest income	106	52
(929)	(924)	Interest expense	(3,765)	(3,529)
(125)	(122)	Other financial items	(475)	(513)
(1,047)	(997)	Total other expenses	(4,134)	(3,990)

6,604	1,301	Net income from continuing operations	5,874	27,050

1,184	(1,577)	Net (loss) income from discontinued operations	(59,303)	5,602

7,788	(276)	Net (loss) income	(53,429)	32,652

0.27	0.05	Earnings per share from continuing operations ($)	0.24	1.11
0.50	(0.06)	(Loss) earnings per share from discontinued operations ($)	(2.43)	0.23
0.32	(0.01)	(Loss) earnings per share ($)	(2.19)	1.34

		Income on timecharter basis ($ per day per vessel)*
$26,900	$9,200	VLCC (excluding bareboat charters)	$13,700	$28,500
$36,500	$22,700	Capesize	$22,500	$36,600
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q4 is calculated as $5,089,000 based on net income from continuing operations ($1,301,000), depreciation ($2,795,000), net interest expense ($875,000) and amortization of deferred charges ($118,000).

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2012 Dec 31	2011 Dec 31

ASSETS
Short term
Cash and cash equivalents	79,259	46,848
Restricted cash	15,000	15,000
Other current assets	6,590	19,530
Long term
Vessels, net	273,826	436,273
Deferred charges	1,222	2,110
Vessel held for sale	21,523	-
Other long term assets	-	1,458

Total assets	397,420	521,219

LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	4,700	3,600
Other current liabilities	6,798	7,547
Long term
Long term debt	106,978	150,140
Other long term liabilities	1,250	-
Equity	277,694	359,932

Total liabilities and equity	397,420	521,219

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2011 Oct-Dec	2012 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2012 Jan-Dec	2011 Jan-Dec

		OPERATING ACTIVITIES
7,788	(276)	Net (loss) income	(53,429)	32,652
		Adjustments to reconcile net (loss) income to net cash provided by operating activities;
5,891	3,805	Depreciation and amortization	21,364	23,358
-	409	Net loss on sale of vessels	13,088	-
-	-	Impairment loss on vessels	41,597	-
213	-	Amortization of time charter contract	2,303	845
66	287	Restricted stock unit expense	906	230
1,700	(352)	Provision for doubtful accounts	10,155	1,700
(5,060)	(1,969)	Change in operating assets and liabilities	815	(16,178)

10,598	1,904	Net cash provided by operating activities	36,799	42,607

		INVESTING ACTIVITIES
-	40,281	Proceeds from sale of vessels	66,993	-

-	40,281	Net cash provided by investing activities	66,993	-

		FINANCING ACTIVITIES
(900)	(26,166)	Repayment of long-term debt	(42,062)	(3,600)
-	-	Debt fees paid	-	(79)
(12,212)	(4,277)	Distributions to shareholders	(29,319)	(48,851)

(13,112)	(30,443)	Net cash used in financing activities	(71,381)	(52,530)

(2,514)	11,742	Net increase (decrease) in cash and cash equivalents	32,411	(9,923)
49,362	67,517	Cash and cash equivalents at start of period	46,848	56,771
46,848	79,259	Cash and cash equivalents at end of period	79,259	46,848

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2012 Jan-Dec	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	24,425,699
Shares issued	11,301	-
Balance at end of period	24,437,000	24,425,699

SHARE CAPITAL
Balance at beginning of period	244	244
Shares issued	-	-
Balance at end of period	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,256	131,026
Shares issued	-	-
Restricted stock unit expense	510	230
Balance at end of period	131,766	131,256

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	179,019	179,019
Distributions to shareholders	(29,319)	-
Balance at end of period	149,700	179,019

RETAINED (DEFICIT) EARNINGS
Balance at beginning of period	49,413	65,612
Net (loss) income	(53,429)	32,652
Distributions to shareholders	-	(48,851)
Balance at end of period	(4,016)	49,413
Total Equity	277,694	359,932